Exhibit (h1)

TRANSFER AGENCY AND SERVICE AGREEMENT

FOR

JOHN HANCOCK COLLATERAL TRUST

This Transfer Agency and Service Agreement is entered into as of the 29th day of January, 2015 by and between John Hancock Collateral Trust (the “Trust”), a Massachusetts business trust having its principal office and place of business at 601 Congress Street, Boston, Massachusetts, 02210 and John Hancock Signature Services, Inc. (“JHSS”), a Delaware corporation having its principal office and place of business at 601 Congress Street, Boston, Massachusetts, 02210 (“JHSS”).

WITNESSETH:

WHEREAS, the Trust is registered as an investment company under the 1940 Act of 1940, as defined below; and

WHEREAS, JHSS is registered with the Securities and Exchange Commission as a transfer agent under the Securities and Exchange Act of 1934, as amended; and

WHEREAS, the Trust wishes to retain JHSS to serve as transfer and shareholder servicing agent and agent in connection with certain other activities of the Trust and JHSS desires to accept such appointment and provide such services.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

Article 1	Definitions

1.01         Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

(a)	“1934 Act” shall mean the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, all as amended from time to time.

(b)	“1940 Act” shall mean the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, all as amended from time to time.

(c)	“Authorized Person” shall mean (i) any officer of the Trust; (ii) or any person, whether or not such person is an officer or employee of the Trust, duly authorized by an authorized officer of the Trust to give Oral Instructions or Written Instructions on behalf of the Trust as indicated in writing to JHSS from time to time.

(d)	“Commission” shall mean the Securities and Exchange Commission.

(e)	“Custodian” shall mean any custodian or sub-custodian of securities and other property which the Trust may from time to time deposit, or cause to be deposited or held under the name or account of such a custodian pursuant to a Custodian Agreement.

(f)	“Declaration of Trust” shall mean the Declaration of Trust of the Trust as may be amended from time to time.

(g)	“Oral Instructions” shall mean oral instructions received by JHSS from an Authorized Person or from a person reasonably believed by JHSS to be an Authorized Person.

(h)	“Shares” shall mean, authorized shares of beneficial interest of the Trust as may be issued from time to time.

(i)	“Shareholder” shall mean a holder of Shares of the Trust.

(j)	“Written Instructions” shall mean (i) written instructions signed by an Authorized Person and received by JHSS or (ii) trade instructions transmitted (and received by JHSS) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier. The instructions may be delivered electronically (with respect to sub-item (ii) above) or by hand, mail, tested telegram, cable, telex or facsimile sending device.

Article 2	Terms of Appointment and Services

2.01         Appointment. Subject to the terms and conditions set forth in this Agreement, the Trust hereby employs and appoints JHSS to act, and JHSS agrees to act, as transfer agent with respect to the Shares of the Trust subject to this Agreement and to provide to the Shareholders such services in connection therewith as may be set out in the registration statement of the Trust from time to time.

2.02         General Services. JHSS shall be responsible for administering and/or performing the customary services of a transfer agent; acting as service agent in connection with distribution functions; and for performing shareholder account and administrative agent functions in connection with the issuance, transfer and redemption or repurchase (including coordination with the Custodian) of Shares of the Trust, as more fully described in Schedule 1 - Duties of JHSS attached hereto and made part hereof, and in accordance with the terms of the registration statement of the Trust, applicable laws and the procedures established from time to time between the Trust and JHSS.

2.03         As-of Transactions. An “as-of” transaction is defined as a transaction processed at net asset value (NAV) other than the NAV per share next computed after receipt of such orders. The effective date of such transactions will be a date prior to the processing date. The difference in the share price between the “as-of” trade date and the processing date could result in a gain or loss to the Trust and may increase or dilute the assets of the Trust during the Accumulation Period (as defined below).

(a)	With respect to this Section 2.03:

(i)          “Accumulation Period” shall mean a calendar year;

(ii)         “Materiality” shall mean the point at which the net asset value of the Trust is impacted to the extent described in Section 2.03(a)(iii) below;

(iii)         “As-of” impact will be considered material if the cumulative net effect is greater than or equal to $.005 per outstanding share over the Accumulation Period; and

(iv)        Gains or losses that do not impact the net asset value (NAV) of the Trust (as described in Section 2.03(a)(iii)) shall be deemed immaterial.

(b)	With respect to the treatment of financial gains and losses resulting from “as-of” transactions in the Trust, JHSS shall utilize a system to identify and track, both on a daily and cumulative basis, the impact of all “as-of” transactions processed. This tracking will be reflected on the daily report prepared by JHSS. Daily and cumulative gain/loss balances will be reported “net”.

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(c)	If upon any day during the Accumulation Period, the cumulative net effect of “as-of” transactions on the Trust is negative and is greater than or equal to $.005 per outstanding share, JHSS will (i) notify the Trust; and (ii) work closely with the Trust to identify and resolve the loss amount. In addition, the Trust will cause its fund accounting agent to book the appropriate payable/receivable entry in order to “keep the Trust whole”.

(d)	Upon confirmation of any such material cumulative loss within the relevant Accumulation Period, JHSS will reimburse the Trust in such amount as may be necessary to reduce the negative cumulative net effect to less than $.005 per outstanding share.

(e)	At the end of the Accumulation Period, any positive cumulative net effect upon the Trust of such transactions shall be deemed to be a credit to JHSS which shall first be applied to permit JHSS to recover any prior cash payments made by it to the Trust under Section 2.03(d) above during the Accumulation Period, in an amount equal to prior payments made by JHSS during such Accumulation Period, but not exceeding the sum of that Accumulation Period’s credit. Any portion of a credit to JHSS not so used by it by the end of an Accumulation Period will not be allowed to be used as payment against the amount of any future negative cumulative net effects that would otherwise require a cash payment. The cumulative net effect upon the Trust shall be reset to zero for the transactions of the first business day of the next Accumulation Period.

(f)	JHSS shall make a reasonable attempt to recover any negative net effect upon the Trust over $100 from the entity that caused the error. At the end of each month, the receivables collected under this program shall be sent to the Trust. However, if an error had caused the cumulative negative net effect upon the Trust to exceed the threshold described in paragraph 2.03(c), prompting JHSS to make a payment to the Trust, the amount will be withheld from the collected amount by JHSS.

(g)	JHSS shall supply to the Trust from time to time, as mutually agreed upon, reports summarizing the as-of transactions identified pursuant to this Section 2.03, and the daily and cumulative net effects of such as-of transactions, and shall advise the Trust at the end of each month of the net cumulative effect at such time. JHSS shall promptly advise the Trust if at any time the cumulative net effect is greater than or equal to $.005 per outstanding share.

Article 3	Fees and Expenses

3.01         For performance by JHSS of the transfer agent services pursuant to this Agreement, the Trust agrees to pay JHSS the fees as set out in Exhibit A attached hereto and made part hereof. Such fees may be changed from time to time subject to mutual written agreement between the Trust and JHSS.

3.02         The Trust agrees to pay all fees and reimbursable expenses to JHSS directly relating to JHSS’ services to the Trust promptly following the mailing of the respective billing notice. Exhibit A contains examples of these out-of-pocket expenses of JHSS in providing services to the Trust.

Article 4	Representations and Warranties of JHSS

JHSS represents and warrants to the Trust that:

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4.01         It is a corporation duly organized and existing and in good standing under the laws of the State of Delaware, and is duly qualified and in good standing as a foreign corporation under the laws of the Commonwealth of Massachusetts.

4.02         It has corporate power and authority to enter into and perform its obligations under this Agreement.

4.03         All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

4.04         It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement;

4.05         It is a transfer agent fully registered as a transfer agent pursuant to Section 17A(c)(2) of the 1934 Act, and such registration will remain in effect for the duration of this Agreement; and

4.06         It shall adopt and maintain such policies, procedures and controls reasonably designed to ensure that the performance of its obligations as set forth in this Agreement is in compliance with all applicable rules and regulations, including, but not limited to those rules and regulations applicable to transfer agents performing such services as described in this Agreement.

Article 5	Representations and Warranties of the Trust

The Trust represents and warrants to JHSS that:

5.01         It is a business trust duly organized and existing and in good standing under the laws of the Commonwealth of Massachusetts.

5.02         It is operated as a regulated investment company as such term is defined in Section 851 of the U.S. Internal Revenue Code of 1986.

5.03         Its Shares are offered in accordance with Rule 506 under Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and are therefore exempt from registration under the Securities Act.

5.04         It has the power and authority to enter into and perform this Agreement.

5.03         All proceedings required by the Trust’s Declaration of Trust and By-Laws have been taken to authorize it to enter into and perform this Agreement.

Article 6	Indemnification

6.01         JHSS shall not be responsible for, and the Trust shall indemnify and hold JHSS harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising out of or attributable to:

(a)	All actions of JHSS or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence or willful misfeasance.

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(b)	The Trust’s refusal or failure to comply with the terms of this Agreement, or which arise out of the Trust’s bad faith, gross negligence or willful misfeasance or which arise out of the reckless disregard of any representation or warranty of the Trust hereunder.

(c)	The reliance on or use by JHSS or its agents or subcontractors of information, records and documents which (i) are received by JHSS or its agents or subcontractors and furnished to it by or on behalf of the Trust, and (ii) have been prepared and/or maintained by the Trust or any other person or firm on behalf of the Trust.

(d)	The reliance on or the carrying out by JHSS or its agents or subcontractors of any instructions or requests of the Trust.

(e)	The offer or sale of Shares in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state that Shares be registered in that state or in violation of any stop order or other determination or ruling by any federal agency or any state with respect to the offer or sale of Shares in that state.

(f)	It is understood and agreed that the assets of the Trust may be used to satisfy the indemnity under this Article 6 only to the extent that the loss, damage, cost, charge, counsel fee, payment, expense and liability arises out of or is attributable to services hereunder with respect to Shares.

6.02         JHSS shall indemnify and hold harmless the Trust from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising out of or attributed to any action or failure or omission to act by JHSS as a result of JHSS’ lack of good faith, negligence or willful misfeasance.

6.03         At any time JHSS may apply to any officer of the Trust for instructions, and may consult with legal counsel with respect to any matter arising in connection with the services to be performed by JHSS under this Agreement, and JHSS and its agents or subcontractors shall not be liable and shall be indemnified by the Trust for any action taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel. JHSS, its agents and subcontractors shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Trust, reasonably believed to be genuine and to have been signed by the proper person or persons, or upon any instruction, information, data, records or documents provided JHSS or its agents or subcontractors by machine readable input, telex, CRT data entry or other similar means authorized by the Trust, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Trust.

6.04         In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

6.05         Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement or for any act or failure to act hereunder.

6.06         In order that the indemnification provisions contained in this Article 6 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent.

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Article 7	Covenants of the Trust and JHSS

7.01         The Trust shall promptly furnish to JHSS the following:

(a)	A certified copy of the action of the Trustee of the Trust authorizing the appointment of JHSS and the execution and delivery of this Agreement.

(b)	A copy of the Trust’s Declaration of Trust and all amendments thereto.

7.02         Subject to the following sentence, JHSS shall create and maintain in complete and accurate form all books and records required of it pursuant to its duties hereunder in accordance with all applicable laws, rules and regulations, including but not limited to records required by the 1934 Act and 1940 Act. To the extent required by Section 31 of the 1940 Act and the rules and regulations of the SEC thereunder, JHSS agrees that all such records prepared or maintained by JHSS relating to the services to be performed by JHSS hereunder are the property of the Trust and will be preserved, maintained and made available in accordance with such Act and rules, and will be surrendered to the Trust promptly on and in accordance with the Trust’s request.

7.03         JHSS and the Trust agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person without the consent of the other party to this Agreement, except as may be required by law.

7.04         JHSS agrees that, from time to time or at any time requested by the Trust, JHSS will make reports to the Trust, as requested, of JHSS’ performance of the foregoing services.

7.05         JHSS will cooperate generally with the Trust to provide information maintained by JHSS necessary to assist the Trust in the preparation of registration statements and periodic reports to be filed with the Securities and Exchange Commission, including registration statements on Form N-1A, semi-annual reports on Form N-CSR, periodic statements, Shareholder communications and proxy materials furnished to Shareholders, filings with state “blue sky” authorities and with United States and foreign agencies responsible for tax matters, and other reports and filings of like nature.

7.06         In case of any requests or demands for the inspection of the Shareholder records, JHSS will endeavor to notify the Trust and to secure instructions from an authorized officer of the Trust as to such inspection. JHSS reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to exhibit the Shareholder records to such person.

Article 8	No Partnership or Joint Venture

8.01         The Trust and JHSS are not currently partners of or joint venturers with each other and nothing in this Agreement shall be construed so as to make them partners or joint venturers or impose any liability as such on them.

Article 9	Termination of Agreement

9.01         This Agreement may be terminated by either party upon one hundred twenty (120) days’ written notice to the other party.

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9.02         Should the Trust exercise its right to terminate (a) JHSS will deliver to the successor transfer agent all relevant books, records, correspondence and other Trust records or data in the possession of JHSS and cooperate with the Trust and any successor transfer agent or agents with respect to the transition of services from JHSS to the successor transfer agent; (b) all out-of-pocket expenses associated with the movement of records and material will be borne by the Trust; and (c) JHSS reserves the right to charge for any other reasonable expenses associated with such termination (including any expenses, fees and/or penalties associated with JHSS’ termination of a subcontract previously entered into pursuant to the authority granted under this Agreement, which subcontract would be terminated due to termination of the Agreement by the Trust; provided, however, that any such expenses, fees and/or penalties arising from such termination by JHSS of the subcontract were commercially reasonable).

Article 10	Assignment and Sub-Contracting

10.01         Except as provided in Section 10.03 below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

10.02         This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

10.03         JHSS may subcontract for the performance hereof, provided, however, that (a) upon engagement of any such subcontractor, and at least annually thereafter, JHSS discloses to the Trust the financial terms of such subcontract and a summary of the services provided to the Trust pursuant to such subcontract, and (b) JHSS shall be as fully responsible to the Trust for any acts or omissions of any such subcontractor as JHSS is for its own acts and omissions.

Article 11	Amendment

11.01         This Agreement may be amended or modified by a written agreement executed by both parties and authorized or approved by the Trustee of the Trust.

Article 12	Massachusetts Law to Apply

12.01         This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the internal substantive laws of the Commonwealth of Massachusetts.

Article 13	Merger of Agreement

13.01         This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written.

Article 14	Limitation on Liability

14.01         JHSS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of JHSS in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also employed by JHSS, who may be or become an employee of and paid by the Trust shall be deemed, when acting within the scope of his employment by the Trust, to be acting in such employment solely for the Trust and not as the employee or agent of JHSS.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

JOHN HANCOCK COLLATERAL TRUST

By:	/s/ Charles A. Rizzo

Name:	Charles A. Rizzo

Title:	Chief Financial Officer

JOHN HANCOCK SIGNATURE SERVICES, INC.

By:	/s/ Jeffrey Long

Name:	Jeffrey Long

Title:	CFO

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SCHEDULE 1

DUTIES OF JHSS

In addition to the services set forth in the Agreement, JHSS shall, in accordance with the procedures that may be established from time to time between JHSS and the Trust, perform the following services:

1.	Shareholder Accounts. In connection with the establishment of Shareholder accounts, JHSS shall:

(a)	Receive new account instructions and review such instructions to ensure completeness of information and establish and maintain proper Shareholder registrations and distribution options accordingly.

(b)	Maintain those records required by applicable laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by JHSS hereunder with respect to Shareholder accounts or by transfer agents generally, including records of the accounts for each Shareholder showing the following information:

(i)          Name, address and United States Taxpayer Identification or Social Security number;

(ii)         Historical information regarding the account of each Shareholder, including dividends and distributions paid, their character (e.g., ordinary income, net capital gain, exempt-interest, foreign tax-credit and dividends received deduction eligible) and the date and price for all transactions on a Shareholder’s account;

(iii)        Any stop or restraining order placed against a Shareholder’s account; and

(iv)        Any information required in order for JHSS to perform any calculations contemplated or required by this Agreement.

(c)	Investigate all inquiries relating to Shareholder accounts and respond to communications relating to JHSS’ duties hereunder and such other correspondence as may from time to time be mutually agreed upon between JHSS and the Trust.

2.	Purchase Orders. In connection with the purchase order for Shares JHSS shall:

(a)	Receive for acceptance orders for the purchase of Shares, and promptly deliver appropriate documentation therefore to the Trust’s Custodian;

(b)	Pursuant to purchase orders, record the appropriate number of Shares and hold such Shares in the appropriate Shareholder account;

(c)	JHSS shall not be required to accept purchase orders or to record any Shares when JHSS has received a Written Instruction from the Trust or official notice from any appropriate authority that the sale of the Shares of the Trust have been suspended or discontinued. The existence of such Written Instructions or such official notice shall be conclusive evidence of the right of JHSS or its agent to rely on such Written Instructions or official notice.

3.          Redemptions. JHSS shall process all requests to redeem Shares of the Trust in accordance with the transfer or redemption procedures set forth the Trust’s registration statement and as follows:

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(a)	JHSS shall receive for review and acceptance, redemption requests and redemption directions and deliver the appropriate documentation therefore to the Custodian;

(b)	JHSS will redeem Shares upon receipt of proper Shareholder instructions or otherwise pursuant to the registration statement of the Trust, accompanied by such documents as JHSS or its agent reasonably may deem necessary.

(c)	JHSS reserves the right to refuse to exchange or redeem Shares until it is satisfied that the instructions for such request are valid and genuine. JHSS also reserves the right to refuse to redeem Shares until it is satisfied that the requested transaction is legally authorized, and it shall incur no liability for the refusal, in good faith, to make transfers or repurchases which JHSS or its agent, in its good judgment, deems improper or unauthorized, or until it is reasonably satisfied that there is no basis to any claims adverse to such transfer or repurchase.

(d)	When Shares are redeemed, JHSS shall, upon receipt of the instructions and documents in proper form, deliver to the Custodian and the Trust or its designee a notification setting forth the number of Shares to be redeemed. Such redeemed shares shall be reflected on appropriate accounts maintained by JHSS or its agent reflecting outstanding Shares of the Trust and Shares attributed to individual accounts.

4.	Communications to Shareholders.

(a)	JHSS will deliver upon request, as disclosed on JHSS’ books and records for the Trust:

(i)	Account level position and transaction reporting, as may be directed by the Trust;

(ii)	Dividend and distribution notices;

(iii)	New account information;

5.	Dividends. In connection with dividend or other distributions declared by the Trust:

(a)	Upon the declaration of each dividend and each capital gains or other distribution the Trust shall provide notice to JHSS setting forth the date of the declaration of such dividend or distribution, the ex-dividend date, the date of payment thereof, the record date as of which Shareholders entitled to payment shall be determined, the amount payable per Share to Shareholders of record as of that date and whether such dividend or distribution is to be paid in Shares of the Trust at net asset value; and

(b)	Prepare information and deliver the appropriate documentation therefore to the Custodian for distributions declared by the Trust, processing the reinvestment of distributions on the Trust at the net asset value per Share for the Trust next computed after the payment (in accordance with the Trust’s then-current registration statement.

6.	Recording Issuance of Shares.

(a)	JHSS shall record the issuance of Shares of the Trust and maintain pursuant to Rule 17Ad-10(e) of the rules and regulations of the Securities Exchange Act of 1934 a record of the total number of Shares of the Trust which are authorized, based upon data provided to it by the Trust, and issued and outstanding. JHSS shall also provide the Trust, on a regular basis, with the total number of Shares which are authorized and issued and outstanding and shall have no obligation, when recording the issuance of Shares, to monitor the issuance of these Shares or to take cognizance of any laws relating to the issue or sale of these Shares, which functions shall be the sole responsibility of the Trust.

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(b)	In calculating the number of Shares to be issued on purchase or reinvestment, or redeemed or repurchased, or the amount of the purchase payment or redemption or repurchase payments owed, JHSS shall use the net asset value per share (as described in the Trust’s then-current registration statement) computed by it or such other person as may be designated by the Trust. All issuances, redemptions or repurchases of the Trusts’ shares shall be affected at the net asset values per share next computed after receipt of the orders in good order and such orders shall become irrevocable as of the time such values are next computed.

7.	In addition to and not in lieu of the services set forth in the above, JHSS shall:

(a)	Require proper forms of instructions and any necessary documents supporting the opening of Shareholder accounts, transfers and redemptions and other Shareholder account transactions, all in conformance with present procedures established by JHSS and the Trust from time to time;

(c)	Maintain a current, duplicate set of a Trust’s essential records at a secure separate location in a form available and usable forthwith in the event of any breakdown or disaster disruption of JHSS’ main operation;

(d)	Provide periodic Shareholder lists, outstanding Share calculations and related statistics to the Trust as requested; and

(e)	Perform other participating Shareholder services as may be agreed upon from time to time.

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EXHIBIT A

TRANSFER AGENT FEE SCHEDULE

The transfer agent fees payable by the Trust under the Transfer Agency and Service Agreement (the “Agreement”) between John Hancock Collateral Trust and John Hancock Signature Services, Inc. (JHSS) shall be the following:

An annual flat fee of $100,000 paid monthly in arrears. JHSS shall be entitled to receive a pro rata portion of such monthly fee for any period in which JHSS provides the services under the Agreement for less than a full year.

Examples of out-of-pocket expenses of JHSS in providing services to the Trust include costs relating to communication lines, recordkeeping and archiving.

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